Exhibit 16.1

March 28, 2022

Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 28, 2022, of Mind Medicine (MindMed) Inc. and are in agreement with the statements contained in section (a) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare consolidated financial statements, included in Item 4.01 (a) therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2021 consolidated financial statements.

Sincerely,

/s/ Ernst & Young LLP

Chartered Professional Accountants Licensed Public Accountants